PURSUING THE DREAM • BUILDING THE LEGACY

KLONDEX MINES LTD

KLONDEX MIDAS OPERATIONS
KEN SNYDER MINE
SAFE WORK

KLONDEX

FIRST QUARTER REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDING MARCH 31, 2015

KLONDEX MINES LTD • 2014 MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

This Management's Discussion & Analysis ("MD&A") provides a discussion and analysis of the financial condition and results of operations of Klondex Mines Ltd. ("Klondex" or the "Company") to assist a reader in assessing material changes in the financial condition and results of operations of the Company as at and for the three months ended March 31, 2015, and is intended to supplement and complement the unaudited consolidated financial statements of the Company for the three months ended March 31, 2015 and the notes thereto (collectively, the "Financial Statements"). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with the audited annual financial statements and notes thereto of the Company for the year ended December 31, 2014 and the related Management Discussion and Analysis, which are available under the Company's issuer profile on SEDAR at www.sedar.com. Readers are advised to refer to the sections under the headings "Cautionary Notes – Technical Information", "Cautionary Notes – Forward-Looking Information" and "Risk Factors" in this MD&A. Additional information relating to the Company, including the Company's Annual Information Form, is available on www.SEDAR.com.

The Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statement including IAS 34, Interim Financial reporting. Unless otherwise stated, all currency amounts included in this MD&A are expressed in thousands of Canadian dollars, except for share and per ounce amounts. The U.S. dollar is presented as US$.

This MD&A has been prepared as at May 8, 2015.

EXECUTIVE SUMMARY

Klondex focuses on gold and silver exploration, development, and production in north central Nevada, from its two gold and silver projects: the Fire Creek project (the "Fire Creek Project" or "Fire Creek") operating under a bulk-sampling program begun in 2013 and the Midas mine and milling facility (collectively, the "Midas Mine" or "Midas"). The Midas Mine is fully-permitted and has been producing gold and silver since 1998. The Company’s 1,200 tons per day capacity milling facility is processing mineralized materials from both Midas and Fire Creek.

Financial highlights:

•	Revenue was $47.3 million
•	The Company sold 31,703 gold equivalent ounces (“GEO”) comprised of 27,135 gold ounces and 304,557 silver ounces
•	The production costs (See Non-IFRS Measures)
o	Production costs per GEO sold were $842 (USD $678)
o	Production costs per gold ounce sold on a by-product basis were $745 (USD $600)
o	All-in sustaining costs per gold ounce sold (“AISC”) were $978 (USD $788)
•	Net income was $10.1 million, $0.08 per basic share
•	Cash provided by operating activities before changes in non-cash working capital was $10.2 million
•	Cash payments in the first quarter include annual payments for which the costs will be amortized over one year including State of Nevada net proceeds tax
•	Cash balance was $54.9 million and working capital was $56.2 million at the end of the quarter

Operational highlights:

•	In the first quarter of 2015, the Company recovered 32,542 GEO comprised of 27,225 gold ounces and 354,455 silver ounces:
o	Fire Creek recovered 18,173 GEO comprised of 17,897gold ounces and 18,386 silver ounces
o	Midas recovered 14,369 GEO comprised of 9,328 gold ounces and 336,069 silver ounces
•
On January 29, 2015, the Company announced a 47% increase in Fire Creek’s M&I mineral resources to 420,500 GEO at an average grade of 1.11 AuEq opt within 377,400 tons and inferred mineral resources of 363,300 GEO at an average grade of 0.43 AuEq opt within 840,000 tons, using a gold price of US$1,200 per ounce and a silver price of US$19 per ounce

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KLONDEX MINES LTD • 2014 MANAGEMENT’S DISCUSSION & ANALYSIS

•	On February 23, 2015, the Company announced initial mineral reserve estimates for each of Fire Creek and Midas:
o

Fire Creek’s proven and probable mineral reserves are 241,400 GEO contained in 185,800 tons at an average grade of 1.30 AuEq opt, using a gold price of US$1,000 per ounce and silver price of US$15.83 per ounce

o	Midas’ proven and probable mineral reserves are 132,600 3GEO contained in 242,100 tons at an average grade of 0.55 AuEq opt, a gold price of US$1,000 per ounce and silver price of US$15.83 per ounce
•

On March 17, 2015 and March 31, 2015, the Company filed technical reports titled "Preliminary Feasibility Study for the Fire Creek Project, Lander County, Nevada" and "Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada" in support of the mineral reserve estimates at Fire Creek and Midas, respectively. The reports are available under the Company's issuer profile on SEDAR at www.sedar.com

SUMMARY OF QUARTERLY RESULTS

The following is a summary of the Company's financial results for the eight most recently completed quarters presented in millions, except per share amounts:

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2015	2014	2014	2014	2014	2013	2013	2013
Revenue	$47.3	$44.6	$38.0	$36.4	$2.6	Nil	Nil	Nil
Net Income (loss)	$10.1	$9.0	$7.2	$4.4	$(2.4)	$(11.4)	$(1.0)	$(0.8)
Net Income (loss) per basic share	$0.08	$0.07	$0.06	$0.04	$(0.02)	$(0.16)	$(0.02)	$(0.01)
Net Income (loss) per diluted share	$0.08	$0.07	$0.06	$0.04	$(0.02)	$(0.16)	$(0.02)	$(0.01)
Price per share	$2.62	$1.95	$1.79	$2.00	$1.92	$1.61	$1.39	$1.18
Cash provided by (used in) operating activities	$5.6	$10.7	$12.1	$16.6	$(6.3)	$(1.0)	$(0.4)	$(0.8)
Cash	$54.9	$52.8	$43.2	$15.1	$7.6	$13.5	$1.0	$1.1
Current assets	$89.4	$86.4	$72.8	$42.1	$24.6	$13.8	$2.7	$1.4
Current liabilities	$33.2	$30.4	$24.6	$20.9	$22.6	$13.5	$8.9	$6.3
Working capital	$56.2	$56.0	$48.2	$21.2	$2.0	$0.4	$(6.2)	$(4.9)
Total assets	$332.5	$296.2	$273.7	$237.7	$237.3	$109.9	$92.1	$91.2

First quarter 2015 revenue increased 6% over the prior quarter primarily due to a 9% increase in the U.S. dollar against the Canadian dollar offset by a decrease in GEO sold and gold and silver prices. Prior to and including the first quarter of 2014, proceeds from gold sales from the bulk-sampling program at Fire Creek were recorded as an offset to mineral properties. The Company acquired Midas in the first quarter of 2014 and began to recognize revenue from Midas in that quarter. The Company began to recognize revenue from Fire Creek in the second quarter of 2014. See "Cautionary Notes – Technical Information".

PURSUING A DREAM • BUILDING A LEGACY

KLONDEX MINES LTD • 2014 MANAGEMENT’S DISCUSSION & ANALYSIS

FINANCIAL RESULTS

	Three	Three
	months	months
	ended	ended
	March 31,	March 31,
Unaudited Consolidated Statements of Income (Loss)	2015	2014
Revenues	$47,252	$2,627
Cost of sales
Production costs	26,860	1,675
Depreciation and depletion	9,589	277
Gross profit	10,803	675
General and administrative expenses	3,442	2,229
Income (loss) from operations	7,361	(1,554)
Business acquisition costs		(1,874)
Gain (loss) on change in fair value of derivative	222	558
Finance charges	(2,650)	(1,510)
Foreign currency gain	9,507
Income (loss) before tax	14,440	(4,380)
Income tax expense (recovery)	4,378	(1,968)
Net income (loss)	$10,062	$(2,412)

Net income (loss) per share
Basic	$0.08	$(0 .02)
Diluted	$0.08	$(0 .02)
Weighted average number of shares outstanding
Basic	127,909,015	107,262,995
Diluted	132,688,310	107,262,995

Revenue

Revenue during the quarters ended March 31, 2015 and 2014 were $47.3 million and $2.6 million, respectively. In the quarter ended March 31, 2015, the Company sold 27,135 gold ounces and 304,557 silver ounces, compared to the sale of 930 gold ounces and 58,053 silver ounces in the quarter ended March 31, 2014. In the quarter ended March 31, 2015, the average gold price was $1,504 (U5$1,212) and the average silver price was $21.14 (US$17.03) . In the quarter ended March 31, 2014, the average gold price was $1,453 (US$1,311) and the average silver price was $21.97 (US$19.82) . See "U.S. Dollar Conversion".

The Company acquired Midas on February 11, 2014 and recorded sales from Midas from the acquisition date. Based on the material quantities of gold generated under the bulk-sample permit, the Company first recognized revenue from the bulk sample program at the Fire Creek Project in the second quarter of 2014. See "Cautionary Notes - Technical Information". The mineralized material extracted from Fire Creek under the bulk sample permit is processed through the Midas mill.

Cost of Sales

Production quarters ended March 31, 2015 and 2014 were $26.9 million and $1.7 million respectively. In the quarter ended March 31, 2015, production costs per GEO sold were $842 (US$ 678), production costs per gold ounce sold on a by-product basis were $745 (US$600), and all -in sustaining cost per gold ounce were $978 (US$788) compared to production costs per GEO sold of $906 (US$818), production costs per gold ounce sold on a by-product basis of $429 (US$387) in the first quarter of 2014. See "Non-IFRS Measures" and "U.S. Dollar Conversion".

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KLONDEX MINES LTD • 2014 MANAGEMENT’S DISCUSSION & ANALYSIS

During the quarter ended March 31, 2015, the following contributed to higher production costs:

  Brought forward over 1,000 feet of waste development into the first quarter which was planned later in the year to take advantage of the recent drill successes at Midas on the 505, 705 and 905 veins and to reallocate resources at Fire Creek while water and sediments were removed from lower levels of the mine;
  Accelerated mobile equipment maintenance to prepare for the balance of the year; and
  Removed water and sediments at the lower level of Fire Creek to allow for development to the north in the coming quarters and installation of sumps

Depreciation and depletion in the quarters ended March 31, 2015 and 2014 were $9.6 million and $0.3 million, respectively.

The GEO in inventory are summarized below:

	March 31,	December 31,
	2015	2014
Stockpile	4,495	5,841
In-process	7,902	6,488
Finished goods	9,517	10,472
Total	21,914	22,801

Gross Profit

Gross profit in the quarters ended March 31, 2015 and 2014 was $10.8 million and $0.7 million, respectively.

General and Administrative Expenses

General and administrative expenses for the quarters ended March 31, 2015 and 2014 were $3.4 million and $2.2 million, respectively. The increase in G&A expenses over the prior year is due to the growth of the Company as a result of the Midas acquisition in mid-February 2014 and bulk-sample production at Fire Creek.

Business Acquisition Costs

Business acquisition costs during the quarters ended March 31, 2015 and 2014 were nil and $1.9 million, respectively. Business acquisition costs incurred in 2014 were related to the acquisition of the Midas mine and mill.

Gain (loss) on Change in Fair Value of Derivative

During the quarters ended March 31, 2015 and 2014, the Company recorded a gain of $0.2 million and $0.6 million, respectively, on the change in the fair value of the derivative associated with the gold supply agreement, dated March 31, 2011 and amended and restated on October 4, 2011 between the Company's wholly-owned subsidiary, Klondex Gold & Silver Mining Company, and Waterton Global Value, L.P. (the "Gold Supply Agreement" or "GSA"). The derivative is valued at each reporting period. The change in the derivative value is principally related to gold ounces produced and offered under the GSA and changes in the estimated forward gold spot price and in the estimated volatility of the gold price over the remaining term of the GSA.

Finance Charges

Finance charges for the quarters ended March 31, 2015 and 2014 were $2.7 million and $1.5 million, respectively. The finance charges are mainly related to the obligations under the Gold Purchase Agreement and the loan payable under the Facility Agreement (as defined below).

Foreign Currency Gain

PURSUING A DREAM • BUILDING A LEGACY

KLONDEX MINES LTD • 2014 MANAGEMENT’S DISCUSSION & ANALYSIS

Foreign currency gain for the quarters ended March 31, 2015 and 2014 were $9.5 million and nil, respectively. The foreign currency gains are mainly unrealized and primarily relate to intercompany loans that are expected to be settled in due course.

Income Tax Expense

Income tax expense (recovery) for the quarters ended March 31, 2015 and 2014 was $4.4 million and ($2.0 million), respectively. Income tax expense includes the State of Nevada net proceeds tax.

Net Income

Net income (loss) for the quarters ended March 31, 2015 and 2014 were $10.1 million and $(2.4 million), respectively.

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KLONDEX MINES LTD • 2014 MANAGEMENT’S DISCUSSION & ANALYSIS

CONSOLIDATED OPERATING RESULTS

		Three months	Three months
		ended	ended
		March 31,	March 31,
Operating information		2015	2014
Ore Tons Mined		55,191	22,370
Mined Ounces (Contained)
Gold		26,986	8,189
Silver		400,826	190,015
Gold equivalent		32,998	11,198
Average Ore Grade
Gold (oz./ton)		0.49	0.37
Silver (oz./ton)		7.26	8.49
Ore Tons Milled		57,664	21,727
Milled Ounces (Contained)
Gold		28,957	11,753
Silver		390,744	167,945
Gold equivalent		34,818	14,412
Midas Mill Recovery Rate
Gold		94.0%	94.5%
Silver		90.7%	94.3%
Ounces Recovered from the Midas Mill
Gold		27,225	11,106
Silver		354,455	158,372
Gold equivalent		32,542	13,614
Gold oz. Produced before Acquisition of Mill(1)		-	2,439
Total Ounces Produced
Gold		27,225	13,545
Silver		354,455	158,372
Gold equivalent		32,542	16,053
Ounces Sold
Gold		27,135	930
Silver		304,557	58,053
Gold equivalent		31,703	1,849
Gold ounces credited to carrying value of Fire Creek property(1)		-	2,439
Average realized price ($/oz.)
Gold		$1,504	$1,453
Silver	$
		21.14	$21.97
Production costs per GEO sold(2)		$842	$906
Production costs per gold oz. sold on a by-product basis(2)		$745	$429
All-in sustaining cost per ounce(2)		$978	$5,710

1 Includes 2,439 gold ounces reported as sale of mineralized material and credited to the carrying value of Fire Creek property.
2 See “Non-IFRS Measures”.

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KLONDEX MINES LTD • 2014 MANAGEMENT’S DISCUSSION & ANALYSIS

FIRE CREEK OPERATING RESULTS

	Three months	Three months
	ended	ended
	March 31,	March 31,
Operating information	2015	2014
Ore Tons Mined	17,493	6,225
Mined Ounces (Contained)
Gold	17,288	6,244
Silver	19,715	7,393
Gold equivalent	17,584	6,361
Average Ore Grade
Gold (oz./ton)	0.99	1.00
Silver (oz./ton)	1.13	1.19
Ore Tons Milled	20,842	7,766
Milled Ounces (Contained)
Gold	18,953	10,027
Silver	20,205	10,027
Gold equivalent	19,256	10,186
Midas Mill Recovery Rate
Gold	94.4%	94.5%
Silver	91.0%	94.3%
Ounces Recovered from the Midas Mill
Gold	17,897	9,475
Silver	18,386	9,455
Gold equivalent	18,173	9,625
Gold oz. Produced before Acquisition of Mill(1)	-	2,439
Total Ounces Produced
Gold	17,897	11,914
Silver	18,386	9,455
Gold equivalent	18,173	12,064
Ounces Sold (1)
Gold	18,083	-
Silver	11,587	-
Gold equivalent	18,257	-
Gold ounces credited to carrying value of Fire Creek property(1)	-	2,439
Average realized price ($/oz.)
Gold	$1,501	$-
Silver	$21.07	$-
Production costs per GEO sold(2)	$609	$-
Production costs per gold ounce sold on a by-product basis(2)	$601	$-

1 Includes 2,439 gold ounces reported as sale of mineralized material and credited to the carrying value of Fire Creek property.
2 See "Non-IFRS Measures".

Development and Exploration

At Fire Creek, the Company continued its underground drilling program in 2015. In the first quarter of 2015, a total of 8,373 m (27,472 ft.) of underground drilling was conducted. For the quarter ended March 31, 2015, the mineral and waste development at Fire Creek totaled 1,097 m (3,598 ft.).

On January 29, 2015, the Company announced a 47% increase in Fire Creek’s M&I mineral resources to 420,500 GEO at an average grade of 1.11 AuEq opt within 377,400 tons and inferred mineral resources of 363,300 GEO at an average grade of 0.43 AuEq opt within 840,000 tons, using a gold price of US$1,200 per ounce and a silver price of US$19 per ounce.

PURSUING A DREAM • BUILDING A LEGACY

KLONDEX MINES LTD • 2014 MANAGEMENT’S DISCUSSION & ANALYSIS

On February 23, 2015, the Company announced initial proven and probable mineral reserves for Fire Creek of 241,400 GEO contained in 185,800 tons at an average grade of 1.30 AuEq opt, using a gold price of US$1,000 per ounce and a silver price of US$15.83 per ounce.

Production

During the quarter ended March 31, 2015, the Company extracted 17,493 tons of Fire Creek mineralized material containing 17,288 gold ounces and 19,715 silver ounces, compared to 6,225 tons of mineralized material containing 6,244 gold ounces and 7,393 silver ounces for the same period of 2014.

During the quarter ended March 31, 2015, the Company milled 20,842 tons of Fire Creek mineralized material containing 18,953 gold ounces and 20,205 silver ounces. Gold and silver recoveries for the quarter ended March 31, 2015 were 94.4% and 91.0%, respectively, producing 17,897 gold ounces and 18,386 silver ounces. In the first quarter of 2014, the Company recovered 2,439 gold ounces before the acquisition of the Midas mill.

Environmental baseline data collection and data monitoring are expected to be carried out through 2015. A full-production permit for the Fire Creek Project is expected in the second-half of 2015.

FIRE CREEK FINANCIAL RESULTS (Unaudited)

	Three months ended	Three months ended
	March 31,	March 31,
	2015	2014
Revenue	$27,368	$-
Production costs	11,113	-
Depreciation and depletion	7,031	-
Gross profit	9,224	-
General and administrative expenses	186	-
Income from operations	$9,038	$-
Capital expenditures	$4,160	$2,651

Revenue

Revenue for Fire Creek during the quarter ended March 31, 2015 was $27.4 million from the sale of 18,083 gold ounces and 11,587 silver ounces. During the quarter ended March 31, 2014, Fire Creek did not recognize revenue through the statement of income. In the first quarter of 2014, the Company received proceeds of $3.3 million from the sale of 2,439 ounces of gold delivered to the Midas mill in 2013. This amount was reported as sale of mineralized material and credited to the carrying value of Fire Creek mineral properties as it was considered pre-production. In the quarter ended March 31, 2015, the average gold price was $1,501 (US$1,209) and the average silver price was $21.07 (US$16.98) . See "U.S. Dollar Conversion".

In the first quarter of 2014, proceeds from the sale of gold were applied against the Fire Creek exploration and evaluation assets. A full production decision at Fire Creek has not been made by the Company as it is still in the bulk sampling phase. The mineralized material extracted from Fire Creek under the bulk sample permit is processed through the Midas mill. Based on the material quantities of gold generated under the bulk sample permit, the Company started recognizing revenue from the bulk sample program at the Fire Creek Project during the second quarter of 2014.

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KLONDEX MINES LTD • 2014 MANAGEMENT’S DISCUSSION & ANALYSIS

Cost of Sales

Fire Creek production costs for the quarter ended March 31, 2015 were $11.1 million. Production costs per GEO sold were $609 (US$491) and the production costs per gold ounce sold on a by-product basis were $601 (US$484). See "Non-IFRS Measures" and "U.S. Dollar Conversion".

Depreciation and depletion expense in the first quarter of 2015 was $7.0 million.

Gross Profit

Fire Creek gross profit for the quarter ended March 31, 2015 was $9.2 million.

Capital Expenditures

Fire Creek capital expenditures during the quarters ended March 31, 2015 and 2014 were $4.2 million and $2.7 million, respectively. The expenditures relate mainly to exploration and mine development.

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MIDAS MINE AND MILL OPERATING RESULTS

	Three months	Three months
	ended	ended
	March 31,	March 31,
Operating information	2015	2014
Ore Tons Mined	37,698	16,145
Mined Ounces (Contained)
Gold	9,698	1,945
Silver	381,111	182,622
Gold equivalent	15,414	4,837
Average Ore Grade
Gold (oz./ton)	0.26	0.12
Silver (oz./ton)	10.11	11.31
Ore Tons Milled	36,822	13,961
Milled Ounces (Contained)
Gold	10,004	1,726
Silver	370,539	157,918
Gold equivalent	15,562	4,226
Midas Mill Recovery Rate
Gold	93.2%	94.5%
Silver	90.7%	94.3%
Ounces Recovered from the Midas Mill
Gold	9,328	1,631
Silver	336,069	148,917
Gold equivalent	14,369	3,989
Total Ounces Produced
Gold	9,328	1,631
Silver	336,069	148,917
Gold equivalent	14,369	3,989
Ounces Sold
Gold	9,052	930
Silver	292,970	58,053
Gold equivalent	13,446	1,849
Average realized price ($/oz.)
Gold	$1,512	$1,453
Silver	$21.14	$21.97
Production costs per GEO sold(1)	$1,167	$906
Production costs per gold ounce sold on a by-product basis(1)	$1,045	$429

1 See "Non-IFRS Measures".

Development and Exploration

At Midas, the focus for the 2015 exploration program is on a several high-priority exploration targets such as Rico and Midas Zones in the west, and south of the SOW fault. Drilling also is focused on near-mine targets with the objective of incorporating such targets into the 2015 and 2016 mine plans. In the first quarter of 2015, the Company completed a total of 9,410 m (30,872 ft.) of drilling and 825 m (2,708 ft.) of ore and waste development at Midas.

On February 23, 2015, the Company announced initial proven and probable mineral reserves for Midas of 132,600 GEO contained in 242,100 tons at an average grade of 0.55 AuEq opt, using a gold price of US$1,000 per ounce and silver price of US$15.83 per ounce.

Production

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KLONDEX MINES LTD • 2014 MANAGEMENT’S DISCUSSION & ANALYSIS

During the quarter ended March 31, 2015, the Company mined at Midas a total of 37,698 tons containing 9,698 gold ounces and 381,111 silver ounces compared to a total of 16,145 tons of ore containing 1,945 gold ounces and 182,622 silver ounces in the quarter ended March 31, 2014.

In the quarter ended March 31, 2015, the Company milled 36,822 tons of Midas material containing 10,004 gold ounces and 370,539 silver ounces. Gold and silver recoveries in the first quarter of 2015 were 93.2% and 90.7%, respectively, for a total of 9,328 gold ounces and 336,069 silver ounces produced. During the quarter ended March 31, 2014, the Company milled 13,961 tons of Midas material containing 1,726 gold ounces and 157,918 silver ounces. Gold and silver recoveries for the first quarter of 2014, were 94.5% and 94.3%, respectively, for a total of 1,631 gold ounces and 148,917silver ounces produced.

The Company provides toll milling services for ore from third parties. The Company will continue to review toll milling agreements with other parties in order to utilize available capacity at the Midas mill.

MIDAS FINANCIAL RESULTS (Unaudited)

	Three months ended	Three months ended
	March 31,	March 31,
	2015	2014
Revenue	$19,884	$2,627
Production costs	15,747	1,675
Depreciation and depletion	2,558	277
Gross profit	1,579	675
General and administrative expenses	186	-
Income from operations	$1,393	$675
Capital expenditures	$6,583	$1,632

Revenue

Revenue for Midas during the quarter ended March 31, 2015 was $19.9 million from the sale of 9,052 gold ounces and 292,970 silver ounces compared to revenue of $2.6 million from the sale of 930 gold ounces and 58,053 silver ounces for the same period of 2014. The Midas mine and mill were acquired on February 11, 2014. Therefore, in the first quarter of 2014, revenue and ounces were less than a full quarter of operations. In the quarter ended March 31, 2015, the average gold price was $1,512 (US$1,218) and the average silver price was $21.14 (US$17.03) . In the quarter ended March 31, 2014, the average gold price was $1,453 (US$1,311) and the average silver price was $21.97 (US$19.82) . See "U.S. Dollar Conversion".

Cost of Sales

Production costs for Midas for the quarter ended March 31, 2015 were $15.7 million. Production costs per GEO sold were $1,167 (US$940) and production costs per gold ounce sold on a by-product were $1,045 (US$841). For the quarter ended March 31, 2014, the production costs were $1.7 million. Production costs per GEO sold were $906 (US$818) and production costs per gold ounce sold on a by-product basis were $429 (US$387). See "Non-IFRS Measures" and "U.S. Dollar Conversion".

The depreciation and depletion costs for the quarters ended March 31, 2015 and 2014 were $2.6 million and $0.3 million, respectively.

Gross Profit

Gross profit for Midas for the quarters ended March 31, 2015 and 2014 was $1.6 million and $0.7 million, respectively.

Capital Expenditures

Capital expenditures for Midas for the quarters ended March 31, 2015 and 2014 were $6.6 million and $1.6 million, respectively. The capital expenditures were mainly for exploration and development.

PURSUING A DREAM • BUILDING A LEGACY

KLONDEX MINES LTD • 2014 MANAGEMENT’S DISCUSSION & ANALYSIS

OUTLOOK FOR 2015

The focus for 2015 will be to continue to advance current activities at both the Fire Creek Project and the Midas Mine. The Company will focus on growing production to 120,000 – 125,000 GEO and improving profitability by reducing costs. The Company maintains the following guidance for 2015:

  Production of 120,000-125,000 GEOs
  Production costs on a GEO basis of $688-750 (US$550- $600)
  All-in sustaining costs per gold ounce sold of $1,000-1,063 (US$800 - $850)

Additionally, in 2015, the Company intends to invest in its properties by spending approximately $33 million on growth and sustaining capital, comprised of approximately $15 million each at Fire Creek and Midas (approximately $9 million development and $6 million drilling per project). The Company intends to spend an additional $3 million on mill upgrades and a tailings pond expansion.

Major objectives for 2015 include:

  Construction of a lift on the existing tailings dam at Midas to increase capacity to 5 years, allowing time to permit a new 15-year dam.
  Obtaining a modification to the Water Pollution Control Permit at Fire Creek, which is linked to removing the 120,000 ton tonnage cap under the bulk-sample program. This modification is expected by early in the third quarter of 2015.
  Completion of the Environmental Assessment at Fire Creek in the second half of 2015.

PURSUING A DREAM • BUILDING A LEGACY

KLONDEX MINES LTD • 2014 MANAGEMENT’S DISCUSSION & ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Working capital at March 31, 2015 and December 31, 2014 are shown below.

	March 31,	December 31,
	2015	2014
Current Assets
Cash	$54,859	$52,770
Receivables	296	3,807
Inventories	25,286	25,079
Prepaid Expenses and other	8,983	4,771
Total Current Assets	$89,424	$86,427

Current Liabilities
Accounts payable and accrued liabilities	$14,317	$13,611
Income tax payable	2,184	1,370
Obligations under gold purchase agreement, current	11,459	10,278
Loans payable, current	3,664	3,664
Derivative liability related to gold supply agreement, current	1,620	1,495
Total Current Liabilities	$33,244	$30,418

Working Capital	$56,180	$56,009

The Company’s working capital at March 31, 2015 was $56.2 million. The Company anticipates having sufficient working capital to meet its 2015 capital and operating requirements for the Fire Creek Project and the Midas Mine and expects to generate free cash flow.

Cash Flow

	Three months ended
		March 31,
	2015	2014
Net cash provided by (used in) operating activities prior to changes in non-cash working capital activities	$10,180	$(2,665)
Net cash provided by (used in) operating activities	5,567	(2,592)
Net cash provided by (used in) in investing activities	(6,897)	(98,862)
Net cash provided by (used in) financing activities	(320)	95,322
Effect of foreign exchange on cash balances	3,739	262
Net increase (decrease) in cash	2,089	(5,870)
Cash, end of period	$54,859	$7,639

During the quarter ended March 31, 2015, cash increased by $2.1 million. Significant components of cash flow during the quarter were: Inflows:

  Cash provided by operating activities before changes in non-cash working capital was $10.2 million;
  Reclamation bond recovered, net was $4.1 million; and
  Issuance of share capital, net was $1.4 million

Outflows:

  Expenditures on mineral properties totaled $11.1 million;
  Income taxes paid were $7.3 million (includes U.S. federal income taxes and prepayment of State of Nevada net proceeds tax for 2015 as required by statute); and

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KLONDEX MINES LTD • 2014 MANAGEMENT’S DISCUSSION & ANALYSIS

  Repayment of debt and interest paid totaled $1.7 million.(1)

(1)Total debt service including delivery under the gold purchase agreement, repayment of debt and interest paid totaled $4.8 million.

Cash provided by (used in) operating activities in the quarters ended March 31, 2015 and 2014, were $5.6 million and ($2.6 million), respectively. Cash provided by operating activities in the quarter ended March 31, 2015, are comprised of cash provided by operating activities prior to changes in non-cash working capital of $10.2 million, including repayment under the gold purchase agreement of $3.1 million, changes in non-cash working capital of $2.7 million and income taxes paid of $7.3 million.

Cash used in investing activities in the quarters ended March 31, 2015 and 2014, were $6.9 million and $98.9 million, respectively. In the first quarter of 2015, the Company spent $11.1 million on capital expenditures and received $4.1 million from a reduction of collateral on surety bonds. In the first quarter of 2014, cash used in investing activities was principally for the purchase of the Midas mine and mill and the payment of associated reclamation bonds.

Cash provided by (used in) financing activities in the quarters ended March 31, 2015 and 2014 totalled ($0.3 million) and $95.3 million, respectively. In the first quarter of 2015, the Company received $1.4 million cash from proceeds of exercise of warrants and share options and paid debt and interest of $1.7 million. In the first quarter of 2014, cash provided by financing activities was principally issuance of capital and financing for the Midas acquisition.

The effect of foreign exchange on cash balances for the quarter was $3.7 million in part resulting from the increase in the strength of the U.S. dollar relative to the Canadian dollar.

To the extent that additional capital will be required, the Company expects to be able to meet any such funding requirements from free cash flow provided by its operations and/or by arranging other equity or loan financing. In light of the continually changing financial markets, commodity prices and general operational risks, there is no assurance that funding from the issuance of equity or debt will be possible when required or desired by the Company on terms favourable to the Company or at all. The Company anticipates that in-the-money options and warrants with expiry date in 2015 will be exercised, but there is no assurance this will occur.

The senior secured loan facility agreement (the "Facility Agreement") and the gold purchase agreement (the "Gold Purchase Agreement") entered into by the Company in connection with the purchase of the Midas mine and mill contain customary events of default and covenants for a transaction of its nature, including limitations on future indebtedness during its term. The Company is in compliance with the terms of the Gold Purchase Agreement and the Facility Agreement.

See also "Risk Factors".

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KLONDEX MINES LTD • 2014 MANAGEMENT’S DISCUSSION & ANALYSIS

CONTRACTUAL OBLIGATIONS

At March 31, 2015, the Company had the following contractual obligations outstanding:

Contracts and leases	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Gold purchase agreement	$49,932	$12,552	$26,926	$10,454	$-
Debt	24,000	4,000	20,000	-	-
Decommissioning provision	24,023	-	-	-	24,023
Total contractual obligations	$104,659	$24,360	$45,823	$10,453	$24,023

During the quarter ended March 31, 2015, the Company delivered 1,875 ounces in accordance with the terms of the Gold Purchase Agreement. There are 29,625 ounces of gold outstanding to be delivered against the agreement.

CORPORATE DEVELOPMENT

Klondex seeks to build value for its shareholders by strategically growing the Company through a combination of organic and external initiatives. The acquisition of the Midas mine and mill in the first quarter of 2014 was a catalyst for the Company’s growth at the beginning of the last financial year. The Company intends to primarily focus on organic growth, consisting of developing its own projects and expanding its mineral resources through its exploration programs but will also continue to review external opportunities.

OFF BALANCE SHEET ARRANGEMENTS

At March 31, 2015, there were no off-balance sheet arrangements.

CHANGES IN ACCOUNTING POLICIES

The accounting policies used in the Company's financial statements are consistent with those of the previous year.

SIGNIFICANT ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of such financial statements and the reported amount of revenues and expenses during the period. Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, could impact future results of operations and cash flows. Refer to the annual MD&A for a detailed description of the significant estimates and judgments used to prepare the Financial Statements. The critical judgments and key sources of estimation uncertainty in the application of accounting policies are disclosed in Note 2 to the Financial Statements.

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KLONDEX MINES LTD • 2014 MANAGEMENT’S DISCUSSION & ANALYSIS

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Financial Assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following categories: available for sale, loans and receivables or at fair value through profit or loss (“FVTPL”). Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss. Regular way purchases and sales of FVTPL financial assets are accounted for at trade date, as opposed to settlement date. Financial assets classified as loans and receivables are measured at amortized cost. The Company’s cash, receivables, and reclamation bonds are classified as loans and receivables. Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are significant or prolonged. Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial Liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities. Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The Company’s accounts payable, loans payable and obligations under Gold Purchase Agreement are classified as other financial liabilities. Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as FVTPL unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized through profit and loss.

Derivatives

Financial assets and liabilities classified as derivatives include financial instruments that do not qualify as hedges. Derivatives are measured at fair value each reporting period with unrealized gains and losses recorded in the consolidated statements of income (loss) in the period of valuation. See notes 12 and 21.

OUTSTANDING SHARE DATA

As at the date hereof, the Company has an unlimited number of common shares authorized and 129,602,079 common shares are outstanding. As at the date hereof, there are 9,023,490 incentive stock options and 9,394,696 warrants to purchase common shares outstanding. The Company has 148,020,265 common shares outstanding, fully-diluted.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“National Instrument 52-109”) requires public companies in Canada to submit interim and annual certificates relating to the design of internal control over financial reporting (“ICFR”) and an annual certificate that includes evaluating the effectiveness of ICFR. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining ICFR. The Company used the 2013 Commission of Sponsoring Organizations of the Treadway Commission (COSO) framework as the basis for designing its ICFR. Due to its inherent limitations, ICFR may not prevent or detect misstatements on a timely basis as such systems can only be designed to provide reasonable as opposed to absolute assurance. Also, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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KLONDEX MINES LTD • 2014 MANAGEMENT’S DISCUSSION & ANALYSIS

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in ICFR during the quarter ended March 31, 2015 that are reasonably likely to materially affect or that have materially affected ICFR.

DISCLOSURE CONTROLS AND PROCEDURES

The Canadian Securities Administrators have issued National Instrument 52-109 which requires public companies in Canada to submit annual and interim certificates relating to the design and effectiveness of the disclosure controls and procedures that are in use at the company. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, including the Company’s Chief Executive Officer and Chief Financial

Officer, to enable this information to be reviewed and discussed so that appropriate decisions can be made regarding the timely public disclosure of the information. The Company’s Chief Executive Officer and Chief

Financial Officer each evaluated the effectiveness of the Company’s disclosure controls and procedures as at

December 31, 2014 and concluded that these controls and procedures were effective. Since the December 31, 2014 evaluation, there have been no material changes to the Company's disclosure controls and procedures.

NON-IFRS MEASURES

The Company has included non-IFRS measures for "Production costs per gold equivalent ounce", “Production costs per gold ounce sold on a by-product basis” and “All-in sustaining costs per ounce” in this MD&A to supplement its financial statements which are presented in accordance with IFRS. Management believes that these measures provide investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have a standardized meaning prescribed under IFRS. Therefore, they may not be comparable to similar measures employed by other companies. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following tables provide a reconciliation of production per the financial statements to production costs per GEO sold and production costs per gold ounce sold on a by-product basis:

	Three Months Ended	Three Months Ended
Production Costs Per Gold Equivalent Ounce Sold	March 31, 2015	March 31, 2014
Fire Creek
Production costs	$11,113	$-
GEO sold	18,257	-
Production costs per GEO sold	$609	$-

Midas
Production costs	$15,747	$1,675
Toll mill costs	(470)	-
Total costs	15,277	1,675
GEO sold, net of toll mill ounces	13,087	1,849
Production costs per GEO sold	$1,167	$906

Total
Production costs	$26,860	$1,675
Toll mill costs	(470)	-
Total costs	26,390	1,675
GEO sold, net of toll mill ounces	31,344	1,849
Production costs per GEO sold	$842	$906

The silver to gold ratio used to calculate GEO in 2015 and 2014 are 65.79:1 and 66.67:1 respectively.

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KLONDEX MINES LTD • 2014 MANAGEMENT’S DISCUSSION & ANALYSIS

	Three Months Ended	Three Months Ended
Production Costs Per Gold Ounce Sold on a By-product Basis	March 31, 2015	March 31, 2014
Fire Creek
Production costs	$11,113	$-
Silver by-product credit	(244)	-
Production costs after silver credit	$10,869	$-
Gold ounces sold	18,083	-
Production costs per gold ounce sold on a by-product basis	$601	$-

Midas
Production costs	$15747	$1,675
Toll mill costs	(470)	-
Silver by-product credit	(6,193)	(1,276)
Production costs after silver credit	$9,084	$399
Gold ounces sold, net of toll mill ounces	8,693	930
Production costs per gold ounce sold on a by-product basis	$1,045	$429

Total
Production costs	$26,860	$1,675
Toll mill costs	(470)	-
Silver by-product credit	(6,437)	(1,276)
Production costs after silver credit	$19,953	$399
Gold ounces sold, net of toll mill ounces	26,776	930
Production costs per gold ounce sold on a by-product basis	$745	$429

All-in Sustaining Costs per Gold Ounce

The World Gold Council (“WGC”) published “All-in sustaining costs” guidelines in June 2013. The WGC is a non-profit association that worked closely with its member companies to develop this non-IFRS measure which is intended to provide further transparency into the costs associated with producing gold. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements.

The Company defines all-in sustaining costs per ounce as the sum of total production costs, sustaining capital expenditures, general and administrative costs and environmental reclamation costs net of by-product credits divided by the total gold ounces sold to arrive at a per ounce figure. Corporate general and administrative costs will be recognized only in the consolidated all-in sustaining costs. Non-sustaining costs are subtracted from capital expenditures to arrive at sustaining costs. Non-sustaining costs are those cost incurred at new operations and costs related to projects at existing operations where these projects will materially increase production.

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KLONDEX MINES LTD • 2014 MANAGEMENT’S DISCUSSION & ANALYSIS

	Three Months Ended	Three Months Ended
All-in Sustaining Costs Per Ounce	March 31, 2015	March 31, 2014

Total
Production costs	$26,860	$1,675
Toll mill costs	(470)	-
General and administrative expenses	3,442	2,229
Accretion expense	119	144
Sustaining capital expenditures	2,663	2,538
Silver by-product credit	(6,437)	(1,276)
Total	26,177	5,310
Gold ounces sold, net of toll mill ounces	26,776	930
All-in sustaining cost per gold ounce sold	$978	$5,710	(1)

(1) The quarter ended March 31, 2014 was the first quarter of production for Midas since its acquisition by the Company; therefore, the sale of gold ounces was limited. Additionally, sustaining capital expenditures included Fire Creek and Midas.

U.S. DOLLAR CONVERSION

The U.S. dollar amounts presented were calculated using the average exchange rate for the quarter ended March 31, 2015 of 1.2412 and for the quarter ended March 31, 2014 of 1.1082 (US$ to CAD).

RECENT ACCOUNTING PRONOUNCEMENTS

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2015, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Company, except the following set out below:

IFRS 9, Financial Instruments (“IFRS 9”), addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (“OCI”) and FVTPL. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in OCI, for liabilities designated at FVTPL. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Company has yet to assess the full impact of IFRS 9.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Under IFRS 15, revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 and earlier application is permitted. The Company is assessing the impact of IFRS 15.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

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KLONDEX MINES LTD • 2014 MANAGEMENT’S DISCUSSION & ANALYSIS

CAUTIONARY NOTES

Forward-looking information

This MD&A contains "forward-looking information" within the meaning of Canadian securities legislation. All forward-looking information contained in this MD&A is given as of the date hereof. In certain cases, forward-looking information can be identified by the use of words such as "believe", "intend", "may", "will", "should", "plans", "anticipates", "believes", "potential", "intends", "expects" and other similar expressions. Forward-looking information reflects the current expectations and assumptions of management, and is subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company's actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking information. Forward-looking information, including, but not limited to information relating to the actual results of exploration and evaluation activities, actual results of reclamation activities, the estimation or realization of mineral resources and mineral reserves, the timing and amount of estimated future production, the timing and receipt of required permits and approvals, capital expenditures, costs and timing of the development of new mineral deposits, requirements for additional capital, the sufficiency of working capital, and the future prices of precious and base metals, is inherently uncertain. In addition, the timing and magnitude of certain events are inherently risky and uncertain, particularly as they relate to the possible variations in mineral grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes, road blocks and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation.

Key assumptions upon which the Company's forward-looking information is based include the following: estimated prices for gold and silver; being able to secure new financing to continue its exploration, development and operational activities; currency exchange rates; the ability of the Company to comply with environmental, safety and other regulatory requirements and being able to obtain regulatory approvals (including licenses and permits) in a timely manner; there not being any material adverse effects arising as a result of political instability, taxes or royalty increases, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in the regions in which the Company operates; the Company being able to achieve its growth strategy; the Company's operating costs; key personnel and access to all equipment necessary to operate the Fire Creek Project and the Midas Mine.

These assumptions should be carefully considered. The reader is cautioned not to place undue reliance on the forward-looking information or the assumptions on which the Company's forward-looking information is based. The reader is advised to carefully review and consider the risk factors identified in this MD&A under the heading "Risk Factors" and elsewhere herein for a discussion of the factors that could cause the Company's actual results and performance to be materially different from any anticipated future results or performance expressed or implied by the forward-looking information. The reader is further cautioned that the foregoing list of assumptions is not exhaustive and it is recommended that the reader consult the more complete discussion of the Company's business, financial condition and prospects that is included in this MD&A. The forward-looking information contained in this MD&A is given as of the date hereof and, accordingly, is subject to change after such date.

Although the Company believes that the assumptions on which the forward-looking information is given are reasonable, based on the information available to the Company on the date such forward-looking information was given, no assurances can be given as to whether these assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update or revise any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement.

Technical information

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KLONDEX MINES LTD • 2014 MANAGEMENT’S DISCUSSION & ANALYSIS

A production decision at the Fire Creek Project has not been made by the Company, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.

A production decision at the Midas Mine was made by previous operators of the Midas Mine, prior to the acquisition of the Midas Mine by the Company, and the Company made a decision to continue production subsequent to the Midas Acquisition. This decision by the Company to continue production and, to the knowledge of the Company, the production decision made by the previous operator were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101 but were based on internal studies conducted by the prior owner of the project. The Company has no reason to believe that the data on which such studies were based or that the results of such studies are unreliable. However, readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

RISK FACTORS

As a resource acquisition, exploration, development and production company, the Company is engaged in a highly speculative business that involves a high degree of risk and is frequently unsuccessful. In addition to the information disclosed elsewhere in this MD&A, readers should carefully consider the risks and uncertainties described below before deciding whether to invest in the Company's securities. These risk factors do not necessarily comprise all of the risks to which the Company is or will be subject.

The Company's failure to successfully address the risks and uncertainties described below could have a material adverse effect on the Company's business, financial condition and/or results of operations and could cause the trading price of the Common Shares to decline. The Company cannot guarantee that it will successfully address these risks or other unknown risks that may affect its business. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair the Company's business operations. If any of the possibilities described in such risks actually occurs, the Company's business, the Company's financial condition and operating results could be materially adversely affected. In addition to the risk factors mentioned below, readers of this MD&A are encouraged to read the risk factors as more fully described in the Company’s filings with the Canadian Securities Administrators, including its annual information form, available under the Company's issuer profile on SEDAR at www.sedar.com. Important risk factors to consider, among others, are the following:

  Forecasts of future production are estimates only, and actual production may be less than estimated.
  The Company is extracting mineralized material from its Fire Creek Project under a bulk sample permit and must obtain a Full-Production permit to operate beyond the bulk sample permit.
  The Company's exploration activities may not be commercially successful.
  Exploration, development and mining involve a high degree of risk.
  The Company may be adversely affected by fluctuations in gold and silver prices.
  The Company’s ability to pay interest and loan repayments depends on production.
  The Company is subject to foreign exchange risk relating to the relative value of the U.S. dollar.
  Title to the Company's mineral properties may be subject to other claims.
  Mineral resources and mineral reserves are only estimates which may be unreliable.
  The Company currently has only two material properties.
  The Company's operations are subject to environmental risks.

QUALIFIED PERSON AND TECHNICAL INFORMATION

Mark Odell, P.E., Principal Engineer, Practical Mining LLC, a "qualified person" as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") reviewed and approved of the technical information contained in this MD&A.

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KLONDEX MINES LTD • 2014 MANAGEMENT’S DISCUSSION & ANALYSIS

For further information on the Company’s properties please see its technical reports which are available under the Company’s profile on SEDAR at www.sedar.com.

ADDITIONAL INFORMATION

Klondex's common shares are listed on the Toronto Stock Exchange ("TSX") under the symbol “KDX” and are listed on the OTCQX under the symbol "KLNDF". Additional information relating to the Company, including the Company's annual information form, is available under the Company's profile on SEDAR at www.sedar.com.

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